Exhibit 21

Subsidiaries of the Registrant

1.	Omega Technologies, Inc., an Ohio corporation

2.	Meridian Bioscience Corporation, an Ohio corporation

3.	Meridian Life Science, Inc., a Maine corporation

4.	Meridian Bioscience Europe, s.r.l., an Italian corporation

5.	Meridian Bioscience Europe S.A., a Belgian corporation

6.	Meridian Bioscience Europe B.V., a Dutch corporation

7.	Meridian Bioscience Asia Pte. Ltd., a Singapore corporation

8.	Meridian Bioscience UK Ltd., a United Kingdom corporation

9.	Meridian Bioscience International Ltd., a United Kingdom corporation

10.	Bioline Ltd., a United Kingdom corporation

11.	Bioline Reagents Ltd., a United Kingdom corporation

12.	Bioline GmbH, a German corporation

13.	Bioline (Aust) Pty Ltd., an Australian corporation

14.	Bioline USA Inc., a Massachusetts corporation